                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                                        THREE MONTHS ENDED
                                                                            MARCH  31,
                                                                    ---------------------------
                                                                       1996             1995
                                                                    ----------       ----------
Income before income taxes........................................  $  917,755       $  785,794
Less -- Equity income of less than 50% owned persons..............      26,244           18,301
Add -- Dividends from less than 50% owned persons.................       2,585            1,149
                                                                    ----------       ----------
                                                                       894,096          768,642
Add --
  Fixed charges...................................................     361,902          369,363
Less --
  Capitalized interest............................................      11,920           13,912
                                                                    ----------       ----------
Income before income taxes and fixed charges......................  $1,244,078       $1,124,093
                                                                    ==========       ==========
Fixed charges:
  Interest costs..................................................  $  343,271       $  349,443
  Rent expense *..................................................      18,631           19,920
                                                                    ----------       ----------
     Total fixed charges..........................................  $  361,902       $  369,363
                                                                    ==========       ==========
Ratio of earnings to fixed charges................................        3.44             3.04

- ---------------

* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 5.12 and 4.58 for 1996 and 1995, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.